                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                    FORM 11-K
 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

     [ ] TRANSACTIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
                              EXCHANGE ACT OF 1934

        For the transition period from ______________ to _______________


         Commission file number 000-12704


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         WILLIAMS-SONOMA, INC. EMPLOYEE
                     PROFIT SHARING AND STOCK INCENTIVE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              WILLIAMS-SONOMA, INC.
                              3250 Van Ness Avenue
                             San Francisco, CA 94109
                                 (415) 421-7900

ITEM 4. FINANCIAL STATEMENTS AND SCHEDULES PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA


                                                                            PAGE

Report of Independent Accountants                                              1

Statement of Net Assets Available For Plan Benefits                            2
As of December 31, 1996 and 1995

Statement of Changes in Net Assets Available For Plan Benefits                 3
For Years Ended December 31, 1996 and 1995

Notes to Financial Statements                                                4-8

Supplemental Schedules:

Schedule of Assets Held for Investment as of
December 31, 1996                                                              9

Schedule of Reportable Transactions For the Year
Ended December 31, 1996                                                       10

Exhibit:

Exhibit 23  Independent Auditors' Consent

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND
STOCK INCENTIVE PLAN


FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 1996 AND 1995, SUPPLEMENTAL
SCHEDULES AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 1996 AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT


Administrative Committee,
  Williams-Sonoma, Inc. Employee Profit
  Sharing and Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





June 17, 1997

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                  1996             1995
ASSETS:

  Cash                                                         $        19      $       19
                                                               -----------      ----------

  Investments, at fair value:
    Common stock - Williams-Sonoma, Inc.                        16,869,489       8,204,750
    Cash equivalents                                                61,217         203,264
    Mutual funds:
    Dodge & Cox Balanced Fund                                      698,404         485,558
    Vanguard Money Market Reserve Fund                             184,795         147,500
                                                               -----------      ----------

           Total investments                                    17,813,905       9,041,072
                                                               -----------      ----------

           Total assets                                         17,813,924       9,041,091
                                                               -----------      ----------

LIABILITIES -
  Forfeitures refundable to Williams-Sonoma, Inc.                   56,236          70,998
                                                               -----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS                              $17,757,688      $8,970,093
                                                               ===========      ==========


See notes to financial statements.

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                               1996              1995
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss):
    Net appreciation (depreciation) in fair value of investments            $ 8,340,290      $ (4,624,567)
    Interest and dividends                                                       36,710            37,096
                                                                            -----------      ------------

           Total investment income (loss)                                     8,377,000        (4,587,471)
                                                                            -----------      ------------

  Contributions:
    Employee                                                                  1,529,797         1,469,946
    Employer - matching                                                         410,332           396,810
                                                                            -----------      ------------

           Total contributions                                                1,940,129         1,866,756
                                                                            -----------      ------------

           Increase (decrease) attributable to investment income
             (loss) and contributions                                        10,317,129        (2,720,715)

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO -
  Benefit payments to participants                                            1,529,534           904,888
                                                                            -----------      ------------

NET INCREASE (DECREASE)                                                       8,787,595        (3,625,603)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                           8,970,093        12,595,696
                                                                            -----------      ------------

  End of year                                                               $17,757,688      $  8,970,093
                                                                            ===========      ============


See notes to financial statements.

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

      GENERAL - The Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan is a defined contribution plan covering all eligible salaried and hourly employees. The Plan was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the "Company"). The Plan became effective as of February 1, 1989. The Plan commencement date was September 1, 1989. Beginning July 1, 1995, the Plan trustee was changed to First Trust. This change did not affect the investment options for Plan participants or the fundamental function and parameters of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - The Plan allows participants to defer a portion of their income and have such deferred income paid into the Plan, thus reducing the participants' taxable income. The Plan consists of two parts, (1) the profit sharing plan and (2) the employee stock incentive plan. Under the terms of the profit sharing plan, participants who are eligible will receive an allocation of employer contributions as determined by the Board of Directors, based on the participant's annual gross compensation. No profit sharing contributions were made for the years ended December 31, 1996 and 1995. Under the terms of the stock incentive plan, which contains an arrangement under Section 401(k) of the Internal Revenue Code, participants may defer up to 10% of their annual gross compensation and the Company will match 50% of the first 6% of a participant's salary deferral contribution to the Williams-Sonoma, Inc. Stock Fund. The Plan allows participants to direct their contributions among various investment alternatives. All Company contributions are invested in Williams-Sonoma stock. Federal income tax regulations limited the maximum contributions by an employee during 1996 to $9,500 and in 1995 to $9,240.

      ELIGIBILITY - Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a minimum of twelve consecutive months and one thousand hours of service with the Company.

      PARTICIPANT ACCOUNTS - The Plan maintains individual accounts for participants and permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants during 1996 and 1995 were as follows:

      o Dodge & Cox Balanced Fund - a fixed income and equity securities mutual fund

      o  Vanguard Money Market Reserve Fund - a money market mutual fund

      o  Company Stock Fund - a Williams-Sonoma, Inc. common stock fund

      Each participant's account is credited with the participant's contribution, the Company's matching contribution, the Company's profit sharing contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      NONPARTICIPANT ACCOUNTS - The Plan maintains a short-term investment account to invest funds prior to their transfer into one of the participant investment funds or prior to distribution to a terminated participant. Amounts related to the short-term investment account are included as cash equivalents in the statement of net assets available for benefits.

      VESTING - Participants are immediately vested in their salary deferral contributions. Vesting in the remainder of their account, Company contributions, profit sharing contributions and plan earnings, is based on years of continuous service. A participant is 100% vested after six years of credited service. Upon termination of employment prior to full vesting, unvested Company contributions are forfeited and used to reduce the amount of future Company contributions. In the event of plan termination, participants' amounts become fully vested, and net assets of the Plan are to be applied to the exclusive benefit of the participants. There is no intention at this time to terminate the Plan.

      PAYMENT OF BENEFITS - Benefits are payable upon termination, withdrawal from the Plan, on account of hardship, death, disability, retirement, or at age 59 1/2. Distribution of a participant's benefits may be made in cash, Company common stock, or both, and are recorded when paid.

      PLAN ADMINISTRATIVE EXPENSES - Administrative expenses incurred by the Plan are paid by the Company.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis.

      MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      CASH EQUIVALENTS represent shares in First America Prime Obligations Fund which are purchased each time a contribution is made. The Plan converts these short-term investments into the Company's common stock monthly and into the Money Market and Balanced Funds twice a month.

      PURCHASES AND SALES of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

      INVESTMENTS in common stock and mutual funds are stated at fair value which is based on publicly quoted market values.

      BENEFITS PAYABLE - As of December 31, 1996 and 1995, the following amounts were due to participants who have withdrawn from participation in the
      Plan:


                                                  1996            1995
                                               ----------      ----------
     Benefits payable                          $   70,688      $   74,227
     Deferred benefits payable                  2,183,173       1,051,697


      Deferred benefits payable represent vested balances payable to terminated plan participants who have elected to defer distribution of their account balances.

      FORFEITURES REFUNDABLE TO WILLIAMS-SONOMA, INC. represent unvested Company profit-sharing and matching contributions that will be used to offset future Company contributions.

      RELATED PARTY TRANSACTIONS - Certain Plan investments are held in a short-term investment account managed by First Trust. First Trust is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $20,106 and $34,592 for the years ended December 31, 1996 and 1995, respectively.

      RECLASSIFICATIONS - Certain items in the prior year's financial statements have been reclassified to conform to the current year presentation.

3.    INVESTMENTS

      During the years ended December 31, 1996 and 1995, the Plan's investments, including investments bought and sold as well as those held during the year, appreciated (depreciated) in value as follows:


                                                       1996            1995
                                                    ----------      -----------
     Common stock - Williams-Sonoma, Inc.           $8,279,020      $(4,702,138)
     Mutual funds                                       61,270           77,571
                                                    ----------      -----------

     Total                                          $8,340,290      $(4,624,567)
                                                    ==========      ===========

      At December 31, 1996 and 1995, investments included the following, which are 5% or more of the total plan assets:


                                                1996             1995
                                             -----------      ----------
     Williams-Sonoma, Inc. common stock      $16,869,489      $8,204,750
     Balanced Fund                                    --         485,558



4.    CHANGES IN NET ASSETS

      The following represents the changes in net assets available for benefits by investment fund for the years ended December 31, 1996 and 1995:


                                                                YEAR ENDED DECEMBER 31, 1996
                                                  --------------------------------------------------------
                                                                                           NON-PARTICIPANT
                                                            PARTICIPANT DIRECTED              DIRECTED
                                                  --------------------------------------------------------
                                                    COMPANY                     MONEY
                                                     STOCK       BALANCED       MARKET       SHORT TERM
                                                     FUND          FUND          FUND        INVESTMENTS       TOTAL
                                                  -----------    ---------     ---------     -----------    -----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
      investments                                 $ 8,279,020    $  61,270     $      --     $       --     $ 8,340,290
    Interest and dividends                                 --       20,765         8,552          7,393          36,710
                                                  -----------    ---------     ---------     ----------     -----------

           Total investment income                  8,279,020       82,035         8,552          7,393       8,377,000
                                                  -----------    ---------     ---------     ----------     -----------

  Contributions:
    Employee                                        1,235,343      224,140        70,314             --       1,529,797
    Employer - matching                               410,332           --            --             --         410,332
                                                  -----------    ---------     ---------     ----------     -----------

           Total contributions                      1,645,675      224,140        70,314             --       1,940,129
                                                  -----------    ---------     ---------     ----------     -----------
           Increase attributed to investment
             income and contributions               9,924,695      306,175        78,866          7,393      10,317,129

Deductions from net assets attributed to
  benefits paid to participants                     1,402,229       92,125        35,180             --       1,529,534
                                                  -----------    ---------     ---------     ----------     -----------

Net increase before interfund transfers             8,522,466      214,050        43,686          7,393       8,787,595

Net interfund transfers                               157,035       (1,204)       (6,391)      (149,440)             --
                                                  -----------    ---------     ---------     ----------     -----------

           Net increase (decrease)                  8,679,501      212,846        37,295       (142,047)      8,787,595

Net assets available for benefits:
  Beginning of year                                 8,133,752      485,572       147,505        203,264       8,970,093
                                                  -----------    ---------     ---------     ----------     -----------

  End of year                                     $16,813,253    $ 698,418     $ 184,800     $   61,217     $17,757,688
                                                  ===========    =========     =========     ==========     ===========

                                                                   YEAR ENDED DECEMBER 31, 1995
                                                        ----------------------------------------------------
                                                                                             NON-PARTICIPANT
                                                                 PARTICIPANT DIRECTED           DIRECTED
                                                        ----------------------------------------------------
                                                          COMPANY                    MONEY
                                                           STOCK       BALANCED      MARKET     SHORT TERM
                                                           FUND          FUND         FUND      INVESTMENTS      TOTAL
                                                        -----------    --------     --------     --------     -----------
Additions to net assets attributed to:
  Investment income (loss):
    Net appreciation (depreciation) in fair value of
      investments                                       $(4,702,138)   $ 77,571     $     --     $    --      $(4,624,567)
    Interest and dividends                                       --      14,969        6,924       15,203          37,096
                                                        -----------    --------     --------     --------     -----------

           Total investment income (loss)                (4,702,138)     92,540        6,924       15,203      (4,587,471)
                                                        -----------    --------     --------     --------     -----------

  Contributions:
    Employee                                              1,246,668     156,553       66,725           --       1,469,946
    Employer - matching                                     396,810          --           --           --         396,810
                                                        -----------    --------     --------     --------     -----------

           Total contributions                            1,643,478     156,553       66,725           --       1,866,756
                                                        -----------    --------     --------     --------     -----------

           Increase (decrease) attributed to
             investment income (loss) and
             contributions                               (3,058,660)    249,093       73,649       15,203      (2,720,715)

Deductions from net assets attributed to
  benefits paid to participants                             857,723      30,776       16,389           --         904,888
                                                        -----------    --------     --------     --------     -----------

Net increase (decrease) before interfund transfers       (3,916,383)    218,317       57,260       15,203      (3,625,603)

Net interfund transfers                                    (174,544)      1,961      (13,622)     186,205              --
                                                        -----------    --------     --------     --------     -----------

           Net increase (decrease)                       (4,090,927)    220,278       43,638      201,408      (3,625,603)

Net assets available for benefits:
  Beginning of year                                      12,224,679     265,294      103,867        1,856      12,595,696
                                                        -----------    --------     --------     --------     -----------
  End of year                                           $ 8,133,752    $485,572     $147,505     $203,264     $ 8,970,093
                                                        ===========    ========     ========     ========     ===========


5.    INCOME TAX STATUS

      On April 13, 1993, the Internal Revenue Service ("IRS") issued a determination letter that stated the Plan as amended through March 10, 1992 is qualified and the trust established thereunder is tax-exempt. The Plan was amended in June and December 1993, and May 1996 (with an effective date of January 15, 1995). The Administrative Committee believes that the Plan continues to operate in accordance with current law and was tax-exempt as of December 31, 1996. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    PLAN AMENDMENTS

      Effective May 1, 1997, the Plan name has been changed to the Williams-Sonoma, Inc. Associate Stock Incentive Plan. Amendments to the Plan are: 1) the Company will match 100% of the first 6% of a participant's salary deferral contribution to the Williams-Sonoma, Inc. Stock Fund, and 2) employees who are at least 21 years old may participate 30 days after their date of hire, or, in the case of "Limited Employees," 30 days after completion of twelve months and one thousand hours of service with the Company. In view of the increased matching contribution, the Company has no intention of making profit sharing contributions in the future.

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1996 (FORM 5500 - ITEM 27a)
--------------------------------------------------------------------------------

   SHARES           SECURITY DESCRIPTION                  COST       FAIR VALUE
              First American Prime Obligation
   61,217       Short-Term Investment Fund             $   61,217    $    61,217

  463,766     Williams-Sonoma, Inc. Common Stock        5,623,711     16,869,489

   11,675     Dodge & Cox Balanced Fund                   592,551        698,404

              Vanguard Money Market
  184,795       Reserve Fund                              184,795        184,795
                                                       ----------    -----------

              Total                                    $6,462,274    $17,813,905
                                                       ==========    ===========

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996 (FORM 5500 - ITEM 27d)
--------------------------------------------------------------------------------

                                                        PURCHASES               SALES/DISPOSITION
                                                  -----------------------    -----------------------                  GAIN/
          ISSUER                   DESCRIPTION    TRANSACTIONS    AMOUNTS    TRANSACTIONS    AMOUNTS        COST      (LOSS)
SINGLE TRANSACTIONS
  IN EXCESS OF 5% OF
  BEGINNING PLAN ASSETS:               **              **            **           **           **            **


SERIES OF TRANSACTIONS
  IN EXCESS OF 5% OF
  BEGINNING PLAN ASSETS:
First American Prime Obligation   Short-Term Cash
    Short-Term Investment           Instrument
    Fund                                               47        $1,595,860       76       $1,685,661    $1,685,661      *

  Williams-Sonoma, Inc.             Common Stock       12           657,142

* No gain/loss resulted from the sales/disposition of investments. ** There were no reportable single transactions.

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 23, 1997



                                        WILLIAMS-SONOMA, INC.
                                        EMPLOYEE PROFIT SHARING AND STOCK
                                        INCENTIVE PLAN


                                        By: /s/ DENNIS A. CHANTLAND
                                        ---------------------------------
                                        Dennis A. Chantland
                                        Administrative Committee Member

                                 EXHIBIT INDEX

Exhibit No.            Description of Exhibit
-----------            ----------------------

  23                   Independent Auditors' Consent